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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

STATEMENT RE CHANGE IN MAJORITY

OF DIRECTORS PURSUANT TO RULE 14f-1

UNDER SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-50240

CLAREMONT TECHNOLOGIES CORP.

(Exact name of registrant in its charter)

NEVADA	98-0338263
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Anlian Building, Suite #A 1501

Futian District, Shenzhen, China

(Address of principal executive office, including Zip Code)

Registrant’s telephone number - (852) 2511-1665

Securities registered under Section 12(g) of the Exchange Act:

COMMON STOCK, $.001 PAR VALUE

(Title of each class)

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The number of shares outstanding of each of the Company’s classes of common stock, as of October 30, 2006 is 56,500,000 shares, all of one class, $.001 par value per share.  Of this number, 250,000 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company’s officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company’s securities as record holders only for their respective clienteles’ beneficial interest) owing 5% or more of the Registrant’s common stock, both of record and beneficially.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 per value, at the close of business on November 1 , 2006.

This notice is required by Section 14(f) of the Securities

Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and

Exchange Commission (“SEC”).

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

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INTRODUCTION

This Information Statement sets forth the change in the majority of the Company’s board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company’s executive officers, directors and certain beneficial holders.  This Information Statement is being filed with the Securities and Exchange Commission (“SEC”) and delivered to stockholders holding all 56,500,000 of the issued and outstanding shares of common stock, par value $.001 per share (“Common Stock”) of Claremont Technologies Corp. (“Claremont” or the “Company”), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company’s directors.

However, because the Company’s articles of incorporation and by-laws permit vacancies in its board of directors (the “Board”) to be filled by a majority of the remaining directors, the holders of the Company’s shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.  20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of the Company filings may be obtained from the SEC’s website at http://www.sec.gov.  Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

CHANGE IN MAJORITY OF DIRECTORS

The Company entered into a Share Exchange Agreement dated as of October 12, 2006 (the “Share Exchange Agreement”), with Brighter International Limited (“BIL”), Blue Tassel School (“BTS”), and the shareholders of BIL (the “BIL Shareholders”), pursuant to which the Company acquired BIL in exchange for issuance of 55,250,000 shares of common stock of the Company to the BIL Shareholders, which was divided proportionally among the BIL Shareholders in accordance with their respective ownership interests in BIL immediately before the completion of the Share Exchange Transaction.

As contemplated by the Share Exchange Transaction, Xu Zuqiang resigned from the Company’s Board at the Effective Date (as defined below) and, prior to his resignation, in accordance with Section 18 of the Company’s by-laws elected Yongqi Zhu, Qian Gao, Yipeng Lu, Fugeng Xia and Haiming Zhang (the “New Directors”) to the Board.  The New Directors will take office as directors effective upon the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by their election to the Board (the “Effective Date”), and the resignation of Xu Zuqiang will become effective.

SECURITIES OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of October 31, 2006; (ii) each director and executive officer of the Company as of October 31, 2006; and (iii) all officers and directors of the Company as a group as of October 31, 2006.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

Name and Address Of Beneficial Owner	Shares of Claremont Stock Beneficially Owned Prior to the Share Exchange Transaction	Percentage of Class(1)	Shares of Claremont Stock Beneficially Owned After the Share Exchange Transaction	Percentage of Class(1)
Xu Zuqiang (2) (3)	1,250,000	1.77%	1,250,000	1.77%
Yongqi Zhu	Nil	Nil	34,918,000	61.80%
Firs Capital Limited	Nil	Nil	5,525,000	9.78%
Simple (HK) Investment & Management Co. Ltd.	Nil	Nil	4,420,000	7.82%
China US Bridge Capital Limited	Nil	Nil	3,867,500	6.85%
Shenzhen Dingyi Investment Co. Ltd.	Nil	Nil	3,038,750	5.38%
Shenzhen Shiji Ruicheng Guaranty & Investment Co. Ltd.	Nil	Nil	3,480,750	6.16%
Qian Gao	Nil	Nil	Nil	Nil

Jian Xue	Nil	Nil	Nil	Nil
Yipeng Lu	Nil	Nil	Nil	Nil
Fugeng Xia	Nil	Nil	Nil	Nil
Haiming Zhang	Nil	Nil	Nil	Nil
Executive Officers and Directors as a Group	1,250,000	1.77%	34,918,000	61.80%

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(1)

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options.  Each beneficial owner’s percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2)

The address for each beneficial person is Anlian Building, Suite # A1501, Futian District, Shenzhen China

(3)

Xu Zuqiang has resigned from the Board effective as of the Effective Date.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

DIRECTORS AND EXECUTIVE OFFICERS

Management

The New Directors were elected to the Board concurrent with the closing of the Share Exchange Transaction.  At the Effective Date, the resignation of Xu Zuqiang, current director of the Company, will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the Effective Date.

Name	Age	Title
Xu Zuqiang	36	Director
Yongqi Zhu	49	Director, Chief Executive Officer
Qian Gao	25	Director, Secretary
Jian Xue	37	Chief Financial Officer
Yipeng Lu	44	Director
Fugeng Xia	66	Director
Haiming Zhang	44	Director

Xu Zuqiang –

Xu Zuqiang shall serve as Chief Executive Officer and a director of the Company following the Stock Transaction.  From July 1997 to December 2001, Xu Zuqiang was an accountant for Guangzhou Baiyun Zhongda Material LTD. From 2002 to July 2004, he was Chief Financial Officer of Guangdong Meide Kitchen Appliances LTD., and from September 2004 to May 2006, Xu Zuqiang was Chief Financial Officer of Shenzhen Taifu Apparel LTD.

Yongqi Zhu -

Mr. Zhu graduated at Zuzhou University and Beijing University and got a MBA degree in Singapore Nanyang Technological University. He used to work at many governmental departments of Wuxian, Jiangsu Province as the office manager, deputy general manager, general manager and Communist Party secretary. His outstanding performance at these positions obtained a great deal of appreciation from his colleagues and community. Under the great support from the government and triggered by the great enthusiasm of contributing to the education industry, he set up Blue Tassel School in 2001 and act as the manager of Brighter International Limited (“BIL”).

Qian Gao –

Ms. Gao graduated from Foreign Yangzhou University in 2004, major in English. In 2003, as the excellent student of Foreign Yangzhou University, Ms. Gao was appointed to continue her study in Valdosta State University, Georgia, USA. She worked at Project Promotion Bureau of Suzhou Wuzhong Economic Development Zone, as a project manager and vice director of the department from 2004 to 2006. In Oct 2006, she joined in Brighter International Limited (“BIL”).

Jian Xue -

Ms. Xue graduated at Nanjing Institute of Financial, majored in accounting. She is an experienced accountant and used to work at many China renowned accounting companies as an accountant and an auditor. She worked at Suzhou governmental chemical union as the accounting specialist. From 1998 to 2002, she worked at Suzhou Jiatai Union accounting company at the position of office manager and deputy director. She had abundant experience in the filed of administration management and financial management. In 2002, she joined in BIL.

Mr. Yipeng Lu  -

Mr. Lu began his teaching career at High School Affiliated to Nanjing Normal University after graduating from Nanjing Normal University in 1983. In 1989, as the excellent representative of China young teachers, Mr. Lu was appointed by China's Education Commission to continue his study in Japan. Mr. Lu used to be the principal of the High School Affiliated to Nanjing Normal University in 1995. In July of 2001, Mr. Lu, as one of the sponsors, joined in BTS. Now he is not only the principal of BTS, but also a vice president of the provincial educational association, a master student supervisor in the chemistry department of Nanjing Normal University and a visiting professor of Nanjing Xiaozhuang College. From 1992, Lu was successively assessed as Nanjing chemistry teaching talent, Nanjing excellent teacher and one of the Nanjing top ten teachers. In 1997, he was assessed as the outstanding education specialist of Jiangsu Province, and awarded the golden prize for China excellent educator by Hong Kong Bonington Education Foundation.

Fugeng Xia -

Mr. Xia was elected as the excellent teacher of national level in 1989. He was in charge of Suzhou No.10 high school as the vice principal in 1992. At that time, he also worked as the director for the Olympic Mathematics Contests. He trained a large number of students who won the first prize in the national and provincial Olympic Mathematics Contests. He has issued more than ten theses in the key journals of national level. In 1989, he was assessed as the excellent teacher of national level. Mr. Xia joined in BTS in July of 2001, as one of the sponsors. Now he is not only the vice principal of BTS, but also a director of Jiangsu Provincial High School Mathematics Association and a vice president of Suzhou High School Mathematics Association. He also has been a standing member of the National People’s Congress, and the representative of the tenth session of Suzhou Municipal People’s Congress.

Haiming Zhang -

Mr. Zhang graduated from Nanjing Normal University in 1983 and began his teaching career at High School Affiliated to Nanjing Normal University in 1992. He has been worked as the coach of the International Olympic Physics Contest in Nanjing for 10 years, and trained a large number of students who won the first prize in the national and provincial Olympic Physics Contests. He used to be the former director of the dean's office in the High School Affiliated to Nanjing Normal University. Mr. Zhang, as one of the sponsors, joined in Blue Tassel School in July of 2001. He has issued more than ten theses in the national and provincial key journals in the field of management, science and technology education and physics teaching. He was also assessed as one of the Nanjing top ten teachers.

Board of Directors: Compensation and Meetings

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected.  All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board.  Currently, directors receive no compensation.

All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that Claremont has the resources to pay these fees.  The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

Concurrent with having sufficient members and resources, the Company’s board of directors will establish an audit committee and a compensation committee.  The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls.  The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

EXECUTIVE COMPENSATION

Executive Officers and Directors

The only officer or director who received compensation in the fiscal year ended September 30, 2005 was the Company’s former Chief Executive Officer and Chairman, Daniel J. Steer, who received compensation of $1,800 in 2005.

No director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000.

The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended September 30, 2005 paid to the Company's Chief Executive Officer ("CEO") and the Company’s four most highly compensated executive officers, if any, other than the CEO whose total compensation during fiscal year 2005 exceeded $100,000 and who were serving as executive officers at the end of the 2005 fiscal year (collectively, the “Named Executive Officers”).

EXECUTIVE COMPENSATION IN LAST FISCAL YEAR

					Long Term Compensation
		Annual Compensation			Awards		Payouts
			Non-Cash		Restricted	Options/	LTIP	All
Name & Position	Year	Salary	Bonus	Other	Stock	SARs	Payouts	Other

Daniel Steer, CEO	2006	$ 0	None	None	None	None	None	None
	2005	$ 1,800	None	None	None	None	None	None
Gus Rahim, President	2006	$ 0	None	None	None	None	None	None
	2005	$ 0	None	None	None	None	None	None
Xu Zuqiang	2006	$ 0	None	None	None	None	None	None
	2005	$ 0	None	None	None	None	None	None

STOCK OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth stock options granted to the Named Executive Officers as of September 30, 2006.

Name	Number of Options Granted in Fiscal Year ended 6/30/05	% of Total Options Granted to Employees in Fiscal Year 2005	Exercise ($/Share)	Expiration Date	Grant Value $

None.

OPTION EXERCISES DURING, AND STOCK OPTIONS HELD AT END OF 2005 FISCAL YEAR

The following table indicates the total number and value of exercisable stock options held by the Named Executives during the 2006 and 2005 fiscal year.

	Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options At Fiscal Year End (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

None.

Claremont currently has no formal written salary arrangement with its president and, while no specific annual salary or length of employment has been determined, Claremont anticipates providing an annual salary not to exceed $100,000 commencing with the hopeful successful expansion of business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Share Exchange Transaction, Yongqi Zhu acquired 34,918,000 shares of the Company’s Common Stock.  After giving effect to the Share Exchange Transaction, Zhu is the owner of a total of 34,918,000 shares of the 56,500,000 shares of the Company’s common stock issued and outstanding, constituting, in the aggregate, 61.80% of the issued and outstanding shares of the Company’s common stock.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires Claremont’s executive officers, directors and persons who beneficially own more than 10% of Claremont’s common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish Claremont with copies of all Section 16(a) forms they file.  Based solely on its review of such forms received by it, except as provided below, Claremont believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with since April 14, 2003, the date that the Company registered on Form 8-A its class of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.  Daniel Steer, a former director and officer of the Company, as of September 30, 2005, had failed to file with the Securities and Exchange Commission reports on Forms 3 or 4 with respect to his stock holdings in the Company during the 2005 fiscal year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

CLAREMONT TECHNOLOGIES CORP.

Dated: October 31, 2006

By:  /s/  Yongqi Zhu

Name: Yongqi Zhu

Title:   Chief Executive Officer